UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Bilheimer, Stephen J.
   2728 N. Harwood
   Dallas, TX  75201
   USA
2. Issuer Name and Ticker or Trading Symbol
   3333 Holding Corporation
   trades in tandem with Centex Corporation - CTX
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   January 1997
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   President
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
Common Stock, $0.01 par val|1/15/9|M(1)| |.03494(2)         |A  |$8.50(3)   |                   |      |                           |
ue per share               |7     |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock, $0.01 par val|1/15/9|S(1)| |.03494(2)         |D  |$39.375(3) |                   |      |                           |
ue per share               |7     |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock, $0.01 par val|1/17/9|M(1)| |.03494(2)         |A  |$8.50(3)   |                   |      |                           |
ue per share               |7     |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock, $0.01 par val|1/17/9|S(1)| |.03494(2)         |D  |$39.25(3)  |                   |      |                           |
ue per share               |7     |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Option Right to Buy   |$8.50   |1/15/|M(1)| |.03494(2)  |D  |____(|11/11|Common Stock|.03494(|       |            |   |            |
                      |        |97   |    | |           |   |4)   |/97  |            |2)     |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Option Right to Buy   |$8.50   |1/17/|M(1)| |.03494(2)  |D  |____(|11/11|Common Stock|.03494(|       |.279508(2)  |D  |            |
                      |        |97   |    | |           |   |4)   |/97  |            |2)     |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
(1) This exercise and/or sale was made pursuant to and in reliance upon the exemption contained in Rule 16b-3.
(2) Pursuant to a Nominee Agreement dated November 30, 1987, each person who is the beneficial owner of shares of Centex Corporation ("Centex") Common Stock is also the beneficial owner of an undivided interest in 1,000 shares (the "Shares") of common stock of 3333 Holding Corporation, which Shares are held of record by Chemical Bank as successor nominee. Each beneficial owner's proportionate ownership of the Shares is based on the number of Centex Common Stock he owns divided by the total number of shares of Centex Common Stock outstanding from time to time. Until the Nominee Agreement is terminated with respect to the Shares and certificates evidencing the Shares are issued in the name of the beneficial owners thereof, the Reporting Person has no right to obtain a certificate evidencing his beneficial interest in the Shares or to dispose of the Shares separate from Centex Common Stock. Computations set forth in this Form have been made using 28,621,684 shares of Centex Common Stock outstanding as reported in Centex Corporation's Form 10-Q for fiscal quarter ending
9/30/96.
(3) Per share of Common Stock of Centex
Corporation.
(4) Centex Corporation Employee Stock Option granted 11/11/87. Options vest over the ten year life of the option at the rate of 3,000 shares of Centex Common Stock a year, beginning on the first anniversary of the grant with full vesting nine years and eight months after the date of the grant.
SIGNATURE OF REPORTING PERSON
\s\ J. Stephen Bilheimer
DATE
February 3, 1997